Issuer Free Writing Prospectus, dated July 6, 2026

Filed Pursuant to Rule 433 Relating to the

Preliminary Prospectus Supplement, dated July 6, 2026 and

Registration Statement Nos. 333-286204 and 333-286204-01

WELLTOWER OP LLC, AS ISSUER

AND

WELLTOWER INC., AS GUARANTOR

PRICING TERM SHEET

Issuer:	Welltower OP LLC (the “Company”)

Guarantor:	Welltower Inc.

Title of Securities:	3.850% Notes due 2031 (the “2031 Notes”) 4.150% Notes due 2033 (the “2033 Notes” and, together with the 2031 Notes, the “Notes”)

Principal Amount:	2031 Notes: C$750,000,000 2033 Notes: C$400,000,000

Trade Date:	July 6, 2026

Settlement Date:	July 13, 2026 (T+5); under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Maturity Date:	2031 Notes: August 15, 2031 2033 Notes: August 15, 2033

Interest Payment Dates:	2031 Notes: February 15 and August 15, commencing on February 15, 2027 2033 Notes: February 15 and August 15, commencing on February 15, 2027

Coupon:	2031 Notes: 3.850% per year, accruing from July 13, 2026 2033 Notes: 4.150% per year, accruing from July 13, 2026

Price to Public:	2031 Notes: 99.978% of the principal amount, plus accrued interest, if any, from July 13, 2026 2033 Notes: 99.971% of the principal amount, plus accrued interest, if any, from July 13, 2026

Yield to Maturity:	2031 Notes: 3.854% 2033 Notes: 4.154%

Benchmark Bond:	2031 Notes: CAN 1.50% due June 1, 2031 2033 Notes: CAN 2.75% due June 1, 2033

Spread to Benchmark Bond:	2031 Notes: +79.7 basis points, which includes a curve adjustment of +1.7 bps 2033 Notes: +94.5 basis points, which includes a curve adjustment of +1.5 bps

Benchmark Bond Price/Yield:	2031 Notes: C$92.960 / 3.057% 2033 Notes: C$97.175 / 3.209%

GoC Curve:	2031 Notes: CAN 1.50% due June 1, 2031 and CAN 1.50% due December 1, 2031 2033 Notes: CAN 2.75% due June 1, 2033 and CAN 3.25% due December 1, 2033

Spread versus GoC Curve:	2031 Notes: 78.0 basis points 2033 Notes: 93.0 basis points

Optional Redemption:	Prior to the applicable Par Call Date (as set forth below), the Company may redeem the Notes of each series, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the Canada Yield Price (as defined in the Company’s preliminary prospectus supplement dated July 6, 2026 (the “Preliminary Prospectus Supplement”)), plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the applicable Par Call Date, the Company may redeem the Notes of each series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Make-Whole Call:	2031 Notes: +19.5 basis points 2033 Notes: +23.0 basis points

Par Call Date:	2031 Notes: July 15, 2031 (One month prior to the Maturity Date) 2033 Notes: June 15, 2033 (Two months prior to the Maturity Date)

Business Day Convention:	A “business day” is any day, other than a Saturday or Sunday, which is not a day on which banking institutions in the City of New York or Toronto, Ontario, Canada are authorized or required by law or executive order to close.

Following Business Day:	If an interest payment date or the maturity date or any earlier redemption date falls on a day that is not a business day, the related payment of principal, premium, if any, and/or interest will be made on the next business day as if made on the date the payment was due and no interest will accrue on the amount payable for the period from and after that interest payment date or the maturity date, or such redemption date, as the case may be.

Day Count Convention:	For a full semiannual interest period, interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. For an interest period that is not a full semiannual interest period, interest on the notes will be computed on the basis of a 365-day year and the actual number of days in such interest period (Actual/Actual Canadian Compound Method).

Anticipated Ratings:* (Moody’s/S&P)	A3/A-

Additional Amounts	Subject to certain exceptions and limitations set forth herein, the Company will pay additional amounts on the Notes as are necessary in order that the net payment by the Company of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein will not be less than the amount provided in the notes to be then due and payable. See “Description of the Notes—Payment of Additional Amounts” in the Preliminary Prospectus Supplement.

Redemption for Tax Reasons	The Company may redeem all, but not less than all, of the Notes of either series in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Company to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest on the notes to, but not including, the redemption date. See “Description of the Notes—Redemption for Tax Reasons” in the Preliminary Prospectus Supplement.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated July 6, 2026 (the “Canadian Offering Memorandum”), which will include the prospectus dated March 28, 2025, as supplemented by the final prospectus supplement of the Company to be dated July 6, 2026, that forms part of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45- 106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable), who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are also “permitted clients” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the SEC under the U.S. Securities Act of 1933, as amended.

Resale Restriction in Canada:

Any resale of the Notes must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of applicable provincial securities laws.

Except in the Province of Manitoba, unless permitted under Canadian securities legislation, a holder of the Notes must not trade the Notes before the date that is four months and one day after the later of (i) the date of distribution, and (ii) the date the Company becomes a reporting issuer in any province or territory of Canada.

In the Province of Manitoba, unless otherwise permitted under applicable Canadian securities legislation or with the prior written consent of the applicable regulator, a holder of the Notes must not trade the security before the date that is twelve months and a day after the date the holder acquired the security.

The Company is not currently a reporting issuer in any province or territory of Canada and the Company has no intention of becoming a reporting issuer in any province or territory of Canada in the foreseeable future.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Paying Agent, Registrar and Transfer Agent:	Computershare Advantage Trust of Canada

Settlement/Form:	CDS Clearing and Depository Services Inc. / Book Entry (Global Note)

Joint Book-Running Managers:	RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc. BMO Nesbitt Burns Inc.

Co-Manager:	CIBC World Markets Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal or revision at any time.

The Company and the Guarantor have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you make a decision to invest, you should read the Preliminary Prospectus Supplement for this offering, the related prospectus in that registration statement and other documents the Company and the Guarantor have filed with the SEC for more complete information about the Company, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the Guarantor, any underwriter or any dealer participating in this offering will arrange to send you the Preliminary Prospectus Supplement and the prospectus if you request it by contacting RBC Dominion Securities Inc. at +1-416-842-6311, Scotia Capital Inc. at 1-416-863-7776, TD Securities Inc. at 1-800-263-5292 and BMO Nesbitt Burns Inc. at +1-416-359-6359.

No EU PRIIPs KID – No key information document (“KID”) required by Regulation (EU) No. 1286/2014 has been prepared as the Notes are not available to retail investors in the EEA .

No UK CCI disclosure document – No disclosure document required by the UK FCA’s Product Disclosure Sourcebook has been prepared as the Notes are not available to retail investors in the UK.

In the United Kingdom, this communication is only being distributed to and is only directed at (1) persons having professional experience in matters relating to investment who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (2) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts described in Article 49(2)(a) to (c) of the Order, and (3) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Notes may otherwise lawfully be communicated or be caused to be communicated.

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirety by, reference to the Preliminary Prospectus Supplement and the accompanying base prospectus dated March 28, 2025 (the “Base Prospectus”) and the Company’s preliminary Canadian offering memorandum dated July 6, 2026, as applicable, which includes the Preliminary Prospectus Supplement and the Base Prospectus (collectively the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement, the Base Prospectus or the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement, the Base Prospectus and the Preliminary Canadian Offering Memorandum, as applicable, for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement, the Base Prospectus and the Preliminary Canadian Offering Memorandum, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another electronic messaging system.